UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALBEMARLE CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
4250 Congress Street, Suite 900, Charlotte, North Carolina 28209
(Address of principal executive offices, including Zip Code)
Karen G. Narwold, Esq. (980) 299-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Albemarle Corporation (the “Company”) submits this §249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
The Company has determined that tungsten (in the form of tungstic acid) is necessary to the functionality or production of certain refinery catalyst solutions manufactured by the Company, and has conducted a good faith reasonable country of origin inquiry with respect to the tungsten used in its catalysts for 2020.
In order to conduct a good faith reasonable country of origin inquiry, the Company undertook the following process:

•Identified all suppliers of tungsten to the Company (two suppliers);
•Requested that each of the two tungsten suppliers complete and return a survey based on the Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template, which is a standardized reporting template developed by RMI to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized;
•In each case, the supplier's responses represented that it is the smelter of the tungsten and it is a conflict-free smelter; and
•The Company further validated this representation by cross-referencing the names of the two suppliers with RMI Conformant Smelter & Refiner list (the "RIM List") (a list of conflict-free smelters).
In response to the Company's country of origin inquiry, at least one of the suppliers indicated that tungsten may be sourced from the Democratic Republic of the Congo or any adjoining country (as defined in Form SD). However, in each case, the supplier's responses represented that it is a conflict-free smelter, which response was further validated against the RIM List as described above.
The Company notes, further, that one of its suppliers was removed from the RMI List on February 5, 2021. That supplier has advised that they were removed from the RMI List because they closed a plant and are in the process of having their new plant added to the RMI List. Upon learning of this supplier's removal from the RMI List, the Company took steps to stop any future purchases of tungstic acid from this supplier. Purchases from this supplier may be reevaluated if they are added back to the RMI List.
This conflict minerals disclosure is available on the Company’s website at www.albemarle.com. The information contained on the website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: May 27, 2021	By:	/s/ Karen G. Narwold
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary